EXHIBIT 99.1

TiGenix: Publication of prospectus and response memorandum for Takeda takeover bid commencing on April 30, 2018

PRESS RELEASE

Publication of prospectus and response memorandum for Takeda takeover bid commencing on April 30, 2018

Leuven (BELGIUM) - April 27, 2018, 07:00h CEST - TiGenix NV (Euronext Brussels and NASDAQ: TIG) ("TiGenix"), an advanced biopharmaceutical company focused on exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells to develop novel therapies for serious medical conditions, today announces the publication of the prospectus and response memorandum in relation to the previously announced voluntary and conditional public takeover bid by Takeda Pharmaceutical Company Limited ("Takeda") to acquire TiGenix (the "Bid").

The Bid relates to all outstanding ordinary shares ("Ordinary Shares"), warrants ("Warrants") and American Depositary Shares ("ADSs" and together with the Ordinary Shares and the Warrants, the "Securities") of TiGenix that are not yet owned by Takeda and its affiliates and will be comprised of two separate offers: (i) an offer to all holders of Ordinary Shares and Warrants in accordance with the applicable law in Belgium (the "Belgian Offer"), and (ii) an offer to holders of ADSs, wherever located, and to holders of Ordinary Shares who are resident in the U.S. in accordance with applicable U.S. law (the "U.S. Offer").

The first acceptance period of the Bid will commence on April 30, 2018 and expire on May 31, 2018 (inclusive) at 4 p.m. CEST / 10 a.m. ET (unless extended). During the first acceptance period, Security holders can tender their Securities in the Belgian Offer or the U.S. Offer, as applicable, by following the instructions set out in the published prospectus and the tender offer statement on Schedule TO, respectively, to be published by Takeda in connection with the Bid. Takeda intends to announce the results of the first acceptance period on June 6, 2018.

Belgian Offer - Prospectus and Response Memorandum

Following approval by the Belgian Financial Services and Markets Authority ("FSMA") on April 24, 2018, Takeda has published today a prospectus in which it sets out the full details of the Belgian Offer, and TiGenix has published today a response memorandum, in which it sets out the position of its board of directors on the Belgian Offer. In the response memorandum, the board of directors of TiGenix, by unanimous decision, recommends that the holders of Ordinary Shares and Warrants accept the Belgian Offer and tender their Ordinary Shares and/or Warrants pursuant to the Belgian Offer.

More information on the Belgian Offer, including the conditions precedent to which completion of the Bid is subject, is set out in the prospectus and in the placard published today by Takeda (attached hereto).

The prospectus (including the response memorandum from the board of directors) is available free of charge by telephone (+32 (0)2 433 41 13). An electronic version of the prospectus (including the acceptance form and the response memorandum) is also available on the websites of BNP Paribas Fortis SA/NV (www.bnpparibasfortis.be/epargneretplacer (French and English) and www.bnpparibasfortis.be/sparenenbeleggen (Dutch and English)), Takeda (http://www.takeda.com/newsroom) and TiGenix (http://tigenix.com/takeda-takeover-bid).

U.S. Offer - Tender Offer Statement on Schedule TO

Takeda is expected to file a tender offer statement on Schedule TO related to the U.S. Offer with the U.S. Securities and Exchange Commission ("SEC") on April 30, 2018. On the same day, TiGenix will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC, which will include the recommendation of the board of directors of TiGenix with respect to the Bid.

Holders of ADSs and Ordinary Shares subject to the U.S. Offer who wish to participate in the U.S. Offer, are urged to carefully review the documents relating to the U.S. Offer that will be filed by Takeda and TiGenix with the SEC since these documents will contain important information, including the terms and conditions of the U.S. Offer.

For more information please contact:

TiGenix
Claudia Jiménez
Senior Director
Investor Relations and Communications
T: +34 91 804 9264
claudia.jimenez@tigenix.com

PR Enquiries
Consilium Strategic Communications
Chris Gardner, Sukaina Virji, Melissa Gardiner
T: +44 20 3709 5700
tigenix@consilium-comms.com

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells.

TiGenix lead product, Alofisel (darvadstrocel), previously Cx601, received European Commission (EC) approval for the treatment of complex perianal fistulas in adult patients with non-active/mildly active luminal Crohn's disease, when fistulas have shown an inadequate response to at least one conventional or biologic therapy. A global Phase III trial intended to support a future U.S. Biologic License Application (BLA) started in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Alofisel for complex perianal fistulas outside the U.S. TiGenix' second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis - a major cause of mortality in the developed world. TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain) and Cambridge, MA (USA). For more information, please visit http://www.tigenix.com.

Forward-looking information

This press release may contain forward-looking statements and estimates with respect to the anticipated future performance of TiGenix and the market in which it operates and statements regarding the expected consummation of the tender offer, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the tender offer, the possibility that the transaction will not be completed, the impact of general economic, industry, market or political conditions, and the other risks and uncertainties discussed in TiGenix's public filings with the SEC, including the "Risk Factors" section of TiGenix's Form 20-F filed on April 16, 2018, as well as the tender offer documents to be filed by Takeda and the solicitation/recommendation statement to be filed by TiGenix. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, "believes", "anticipates", "expects", "intends", "plans", "seeks", "estimates", "may", "will" and "continue" and similar expressions. They include all matters that are not historical facts. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond TiGenix's control. Therefore, actual results, the financial condition, performance, timing or achievements of TiGenix, or industry results, may turn out to be materially different from any future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of the publication of this press release. Takeda and TiGenix disclaim any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in TiGenix's expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by Belgian law.

Disclaimer

The tender offer for the Ordinary Shares, Warrants and ADSs will commence on April 30, 2018. This communication is for informational purposes only and does not constitute an offer to purchase securities of TiGenix nor a solicitation by anyone in any jurisdiction in respect of such securities, any vote or approval. Neither this communication nor any other information in respect of the matters contained herein may be supplied in any jurisdiction where a registration, qualification or any other obligation is in force or would be with regard to the content hereof or thereof. Any failure to comply with these restrictions may constitute a violation of the financial laws and regulations in such jurisdictions. Takeda, TiGenix and their respective affiliates explicitly decline any liability for breach of these restrictions by any person.

Important Additional Information for U.S. Investors

The voluntary public takeover bid described herein has not yet commenced. This communication is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any securities of TiGenix.

At the time the voluntary public takeover bid is commenced, Security holders are urged to read the offer documents which will be available at www.sec.gov.  The U.S. Offer will only be made pursuant to an offer to purchase and related materials. At the time the U.S. Offer is commenced, Takeda will file, or cause to be filed, a tender offer statement on Schedule TO with the SEC and thereafter, TiGenix will file a solicitation/recommendation statement on Schedule 14D-9, in each case with respect to the U.S. Offer.

Holders of ADSs and Ordinary Shares subject to the U.S. Offer who wish to participate in the U.S. Offer, are urged to carefully review the documents relating to the U.S. Offer that will be filed by Takeda with the SEC since these documents will contain important information, including the terms and conditions of the U.S. Offer. Holders of ADSs and Ordinary Shares subject to the U.S. Offer who wish to participate in the U.S. Offer, are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by TiGenix relating to the U.S. Offer since it will contain important information. You may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by TiGenix and Takeda with the SEC, at the SEC's website at www.sec.gov. Investors and security holders may also obtain free copies of the solicitation/recommendation statement on Schedule 14D-9 and other documents filed with the SEC by TiGenix at www.tigenix.com. The Schedule TO, including the offer to purchase and related materials, and the Schedule 14D-9, including the solicitation/recommendation statement, may also be obtained for free by contacting Georgeson LLC, the information agent for the tender offer, at +1 866 391 6921. In addition to the offer and certain other tender offer documents, as well as the solicitation/recommendation statement, TiGenix files reports and other information with the SEC. You may read and copy any reports or other information filed by TiGenix at the SEC Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. TiGenix's filings at the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

YOU SHOULD READ THE FILINGS MADE BY TAKEDA AND TIGENIX WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE U.S. OFFER.

Voluntary and conditional public takeover bid in cash POTENTIALLY FOLLOWED BY A SQUEEZE-OUT BY TAKEDA PHARMACEUTICAL COMPANY LIMITED A company under the laws of Japan (the "Bidder")

For all 284,416,078 shares and 12,490,614 warrants which are not already owned by the bidder or its affiliates of Tigenix nv A public limited liability company under Belgian law (the "Target")

Bid price	EUR 1.78 per share (each, a "Share") and a price per warrant to acquire Shares (each, a "Warrant" and the Warrants, together with the Shares, the "Securities") depending on the strike price and maturity of each such Warrant (the "Bid").

US Offer	Concurrently with the Bid, the Bidder will launch an offer in the United States of America ("USA") relating to all Shares held by holders who are resident in the USA (including holders who are 'United States holders' within the meaning of Rule 14(d)-1(d) of the United States Securities Exchange Act of 1934, as amended) and all of the Target's American Depositary Shares (each, an "ADS"), held by holders wherever located (the "US Offer").

First Acceptance Period	From 30 April 2018 until 31 May 2018 (inclusive) at 4 p.m. CEST

Publication of results	6 June 2018

Payment	Unless the Conditions are not satisfied (nor waived by the Bidder), 8 June 2018

Conditions	The Bid is subject to the following conditions precedent (the "Conditions"):

(i)  the tender into the Bid and the US Offer, in aggregate, of a number of securities (i.e., Shares, Warrants and ADSs) that, together with all securities of the Target (i.e., shares) owned by the Bidder and its affiliates, represents or gives access to 85% or more of the voting rights represented or given access to by all of the outstanding securities of the Target (i.e., shares, Warrants and ADSs) on a fully diluted basis as of the end of the First Acceptance Period;

(ii)  the absence of a material adverse effect occurring at any time after 5 January 2018, which is defined in the Offer and Support Agreement entered into between the Bidder and the Target on 5 January 2018 (the "Agreement") as any state of facts, circumstance, condition, event, change, development, occurrence, result or effect (each an "Effect") that, individually or in the aggregate with any one or more other Effects, has resulted or would reasonably be expected to result (in the latter case, insofar as this probability is confirmed by an independent expert) in a loss or liability for the Target and its subsidiaries (the "Target Group"), taken as a whole, having a negative impact of more than fifteen million euro (EUR 15,000,000) (after taxes) on the consolidated net assets of the Target (whether such Effect materialises before, on or after the completion of the Bid), excluding any Effect resulting from:

(A)   changes in IFRS, GAAP or any other applicable accounting standards or the official interpretation thereof;

(B)   changes in the financial or securities markets or general economic, regulatory or political conditions in Belgium, Spain, the USA or Japan;

(C)   changes of any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by any foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other authority, body or agency, or any political or other subdivision, department or branch of any of the foregoing which has or claims to have competent jurisdiction over the relevant person or its business, property, assets or operations, or stock exchange or similar body, that is binding upon such party, as amended unless expressly specified otherwise; or the official interpretation thereof affecting the existing business operations of the Target Group or changes of conditions affecting the geographical markets in which the members of the Target Group operate;

(D)   acts of war, sabotage or terrorism, hurricanes, floods, wildfires, tornados, earthquakes or other natural disasters or acts of God involving Belgium, Spain, the USA or Japan;

(E)   the announcement of the transaction or the completion of the Bid, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders, investors, licensors, licensees, venture partners or employees (excluding certain key employees, other than any such key employee who voluntarily terminates his/her employment relationship with any member of the Target Group) of the Target Group (otherwise than through a breach of the Agreement by any member of the Target Group);

(F)   any failure by any member of the Target Group to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period, including any decline in the price of, or variation in the trading volume of, any securities issued by any member of the Target Group (otherwise than through a breach of the Agreement by any member of the Target Group);

(G)   any action taken (or omitted to be taken) at the written request of the Bidder;

(H)   any action omitted to be taken by the Target that requires the written consent of the Bidder pursuant to the Agreement to the extent that the Bidder fails to give its reasonable consent thereto after a written request therefor pursuant to the terms of the Agreement;

(I)   any action taken by any member of the Target Group that is required pursuant to the Agreement;

(J)   any change, event, occurrence or development relating to the products or product candidates of the Target Group, unless waived by the Bidder); and

(K)   any breach of the Agreement by the Bidder.

The Conditions are exclusively for the benefit of the Bidder, who reserves the right to waive any of the Conditions in whole or in part. If any of these Conditions would not be met, then the Bidder will announce its decision whether or not it waives any such Condition at the latest at the time of announcement of the results of the First Acceptance Period.

Reopening	The Bid must or may be reopened in the following instances:

Voluntary reopening (less than 85%)

If there have been tendered into the Bid and the US Offer, in aggregate, a number of securities (i.e., Shares, Warrants and ADSs) that, together with all securities of the Target (i.e., shares) owned by the Bidder and its affiliates, represents or gives access to less than 85% of the voting rights represented or given access to by all of the outstanding securities of the Target (i.e., shares, Warrants and ADSs) on a fully diluted basis as of the end of the First Acceptance Period, then one of the Conditions has not been satisfied and the Bidder will have the right to withdraw from the Bid and the U.S. Offer.

In such case, the Bidder will have to announce, at the date of announcement of the results of the First Acceptance Period, whether or not it will use its right to waive such Condition.

In such case, the Bidder also reserves the right to voluntarily reopen the Bid at its sole discretion, which in the Agreement the Bidder has undertaken to do if it decides to waive the Condition (subject to all other Conditions being satisfied or waived). Such a voluntary reopening will commence on the tenth (10) business day following the announcement of the results of the First Acceptance Period, for a subsequent Acceptance Period of at least ten (10) and maximum fifteen (15) business days. Under no circumstances shall the duration of the First Acceptance Period and a voluntary reopening of the Bid exceed ten (10) weeks in the aggregate.

Voluntary reopening (more than 85% but less than 90%)

If there have been tendered into the Bid and the US Offer, in aggregate, a number of securities (i.e., Shares, Warrants and ADSs) that, together with all securities of the Target (i.e., shares) owned by the Bidder and its affiliates, represents or gives access to at least 85% of the voting rights represented or given access to by all of the outstanding securities of the Target (i.e., shares, Warrants and ADSs) on a fully diluted basis as of the end of the First Acceptance Period, but the Bidder holds less than 90% of the securities with voting right of the Target (i.e., of all outstanding shares (including such shares as are represented by ADSs) of the Target), then Condition (i) has been satisfied.

To allow the holders of Warrants who decide to exercise their Warrants sufficient time to tender their Shares (obtained as a result of the exercise of Warrants) in the Bid, the Bidder has undertaken in the Agreement to voluntarily reopen the Bid on the same terms and conditions, as during the First Acceptance Period, for a period of ten (10) business days. The Bidder shall allow the holders of Warrants to tender their Shares (obtained as a result of the exercise of such Warrants) in the Bid pending the effective issue of these Shares.

Mandatory reopening (at least 90%)

If the Bidder (together with its affiliates) holds at least 90% of the securities with voting right of the Target (i.e., of all outstanding shares (including such shares as are represented by ADSs) of the Target) following the expiry of the First Acceptance Period, there will be a mandatory reopening of the Bid in accordance with article 35, 1° of the Belgian Royal Decree of 27 April 2007 on public takeover bids (the "Royal Decree").

The mandatory reopening pursuant to article 35, 1° of the Royal Decree will also apply if the aforementioned threshold of 90% has not immediately been met as a result of the First Acceptance Period, but has been met after the voluntary reopening referred to above.

In case of a mandatory reopening pursuant to article 35, 1° of the Royal Decree, the Bid will reopen within ten (10) business days following the announcement of the results of the last preceding Acceptance Period for a subsequent Acceptance Period of at least five (5) and maximum fifteen (15) business days.

Squeeze-out	The Bidder intends to launch a simplified squeeze-out in accordance with articles 42 and 43 of the Royal Decree and article 513 of the Belgian Companies Code (the "Squeeze-out"), if the conditions for the Squeeze-out are met.

Withdrawal of acceptance	In accordance with article 25, 1° of the Royal Decree, holders of Securities ("Security Holders") that have already accepted the Bid, may at any time during the relevant Acceptance Period, withdraw their acceptance.

For a withdrawal of an acceptance to be valid, it must be notified in writing directly to the financial intermediary with whom the Security Holder has deposited its Acceptance Form, with reference to the number of Securities for which acceptance is being withdrawn. Shareholders holding registered Shares and Warrant holders shall be informed by the Target on the procedure to be followed to withdraw their acceptance. In the event the Security Holder notifies its withdrawal to a financial intermediary other than the Paying Agent Bank, then it shall be the obligation and the responsibility of such financial intermediary to timely notify such withdrawal to the Paying Agent Bank. Such notification must be made to the Paying Agent Bank at the latest on 31 May 2018 4 p.m. CEST (with respect to the First Acceptance Period), or, if applicable, the date further specified in the relevant notification and/or press release.

Prospectus, acceptance form and response memorandum	The prospectus (including the acceptance form and the response memorandum) is available free of charge by telephone (+32 (0)2 433 41 13). An electronic version of the prospectus (including the acceptance form and the response memorandum) is also available on the websites of BNP Paribas Fortis SA/NV (www.bnpparibasfortis.be/epargneretplacer (French and English) and www.bnpparibasfortis.be/sparenenbeleggen (Dutch and English)), the Bidder (http://www.takeda.com/newsroom) and the Target (http://tigenix.com/takeda-takeover-bid).

Deposit of the acceptance forms and costs	The Security Holders can accept the Bid and sell their Securities by duly completing, signing and submitting the acceptance form at the latest on the last day of the First Acceptance Period, or, as the case may be, of the subsequent Acceptance Period of a reopening of the Bid. The duly completed and signed acceptance form may be deposited free of charge directly at the counters of the Paying Agent Bank. The Security Holders may also elect to have their acceptance registered either directly or indirectly through another financial intermediary. In such case, they should inquire about the deadlines, costs and fees these organisations might charge and which such Security Holders will have to bear. Shareholders holding Shares in registered form and Warrants holders will receive a letter from the Target evidencing their ownership of the number of, respectively, Shares and Warrants and describing the procedure to be followed to deposit their duly completed and signed acceptance form.

Tax on stock exchange transactions	The Bidder will pay the tax on stock exchange transactions to the extent such tax is due by Security Holders that transfer their Securities to the Bidder within the context of the Bid.

Paying agent bank